UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

WILD OATS MARKETS, INC.

(Name of Subject Company (issuer))

WFMI Merger Co.

and

Whole Foods Market, Inc.

(Names of Filing Persons (offerors))

Common Stock, par value $0.001 per share

(together with the associated preferred stock purchase rights)

(Title of Class of Securities)

96808B107

(CUSIP Number of Class of Securities)

Roberta Lang, Esq.

Whole Foods Market, Inc.

550 Bowie Street

Austin, Texas 78703

(512) 542-0217

(Name, address and telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

Copy to:

Bruce H. Hallett, Esq.

Hallett & Perrin, P.C.

2001 Bryan Street, Suite 3900

Dallas, Texas  75201

(214)  953-0053

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$700,070,507	$21,492.16

*    For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the Transaction Valuation was calculated on the basis of (i) the aggregate of 37,841,649 shares of common stock, par value $0.001 per share, of Wild Oats Markets, Inc. outstanding on a fully diluted basis and subject to the tender offer, consisting of: (a) 29,842,122 shares of common stock issued and outstanding, (b) 1,328,702 shares of common stock issuable on or before expiration of the offer pursuant to existing stock options with an exercise price below $18.50 per share, (c) 172,186 shares of restricted common stock and restricted common stock units, and (d) 6,498,639 shares of common stock issuable on or before expiration of the offer pursuant to outstanding convertible debentures and (ii) the offer price of $18.50 per Share.

**           The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by 0.0000307.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                                Amount Previously Paid: None

                                Form or Registration No.: Not applicable

                                Filing Party: Not applicable

                                Date Filed: Not applicable

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

       Check the appropriate boxes below to designate any transactions to which the statement relates:

☒  third-party tender offer subject to Rule 14d-1.

☐  issuer tender offer subject to Rule 13e-4.

☐  going-private transaction subject to Rule 13e-3.

☐  amendment to Schedule 13D under Rule 13d-2.

       Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

CUSIP Number:

96808B107

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) relates to the offer by WFMI Merger Co., a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Whole Foods Market, Inc., a Texas corporation (“WFM”), to purchase all outstanding shares of common stock, par value $0.001 per share (including the associated preferred stock purchase rights, “Shares”), of Wild Oats Markets, Inc., a Delaware corporation (“Wild Oats”), at a price of $18.50 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 27, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of Purchaser and WFM. The Agreement and Plan of Merger, dated February 21, 2007 (the “Merger Agreement”), among Purchaser, Wild Oats and WFM, which is filed as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.

Item 1.   Summary Term Sheet.

The information set forth in the “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.   Subject Company Information.

(a) The name of the subject company is Wild Oats Markets, Inc. Wild Oats’ principal executive office is located at 1821 30th Street, Boulder, Colorado 80301, and its telephone number at such principal executive office is (303) 440-5220.

(b)  This Schedule TO relates to Purchaser’s offer to purchase all outstanding Shares.  Wild Oats represented in the Merger Agreement that there were 37,841,649 shares of common stock, par value $0.001 per share, of Wild Oats Markets, Inc. outstanding on a fully diluted basis that would be subject to the Offer, consisting of: (a) 29,842,122 shares of common stock issued and outstanding, (b) 1,328,702 shares of common stock issuable pursuant to existing stock options with an exercise price below $18.50 per share, (c) 172,186 shares of restricted stock and restricted stock units, and (d) 6,498,639 shares of common stock issuable pursuant to outstanding convertible debentures.

(c) The information set forth in Section 6 — “Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3.   Identity and Background of Filing Person.

This Schedule TO is filed by Purchaser and WFM.  The information set forth in Section 9 — “Certain Information Concerning Purchaser and WFM” and Schedule A to the Offer to Purchase is incorporated herein by reference.

Item 4.    Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.   Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the Summary Term Sheet and Sections 8, 9, 10 and 11 — “Certain Information Concerning Wild Oats,” “Certain Information Concerning Purchaser and WFM,” “Background of the Offer; Contacts with Wild Oats” and “Purpose of the Offer and Plans for Wild Oats; Merger Agreement” of the Offer to Purchase is incorporated herein by reference.

Except as set forth therein, there have been no material contacts, negotiations or transactions during the past two years which would be required to be disclosed in this Item 5 between any of WFM, Purchaser, or any of their respective affiliates or subsidiaries or any of the persons listed on Schedule A to the Offer to Purchase, on the one hand, and Wild Oats or any of its affiliates, on the other hand, concerning any merger, consolidation or acquisition, a tender offer or other acquisition of securities of Wild Oats, an election of directors of Wild Oats or sale or transfer of a material amount of assets of Wild Oats.

Item 6.   Purposes of the Transaction and Plans or Proposals.

The information set forth in Sections 6, 7, 10, 11 and 14 — “Price Range of Shares; Dividends,” “Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations,” “Background of the Offer; Contacts with Wild Oats,” “Purpose of the Offer and Plans for Wild Oats; Merger Agreement” and “Dividends and Distributions” of the Offer to Purchase is incorporated herein by reference.

Item 7.   Source and Amount of Funds or Other Consideration.

The information set forth in Section 12 — “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

Item 8.   Interest in Securities of the Subject Company.

The information set forth in Sections 8, 9, 10 and 11 — “Certain Information Concerning Wild Oats,” “Certain Information Concerning Purchaser and WFM,” “Background of the Offer; Contacts with Wild Oats” and “Purpose of the Offer and Plans for Wild Oats; Merger Agreement” of the Offer to Purchase is incorporated herein by reference.

Item 9.   Persons/Assets, Retained, Employed, Compensated or Used.

The information set forth in Sections 10, 11 and 16 — “Background of the Offer; Contacts with Wild Oats,” “Purpose of the Offer and Plans for Wild Oats; Merger Agreement” and “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10.   Financial Statements.

Not applicable.

Item 11.   Additional Information.

(a)(1) The information set forth in Sections 9, 10, 11 and 13 — “Certain Information Concerning Purchaser and WFM,” “Background of the Offer; Contacts with Wild Oats,” “Purpose of the Offer and Plans for Wild Oats; Merger Agreement” and “Certain Conditions of the Offer” of the Offer to Purchase is incorporated herein by reference.

(a)(2),(3) The information set forth in Sections 11, 13 and 15 — “Purpose of the Offer and Plans for Wild Oats; Merger Agreement,” “Certain Conditions of the Offer” and “Certain Legal Matters” of the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth in Section 7 — “Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations” of the Offer to Purchase is incorporated herein by reference.

(a)(5) Not applicable.

(b)      The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.                 Exhibits.

(a)(1)(A)	Offer to Purchase, dated February 27, 2007

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(5)(A)

Text of joint press release issued by WFM and Wild Oats, dated February 21, 2007 (incorporated by reference to Schedule TO filed on Form 8-K by WFM and Purchaser with the Securities and Exchange Commission on February 21, 2007)

(a)(5)(B)	Form of summary advertisement, published February 27, 2007

(b)	Not applicable

(d)(1)

Agreement and Plan of Merger, dated February 21, 2007, among Purchaser, Wild Oats and WFM (incorporated by reference to Schedule TO filed on Form 8-K by WFM and Purchaser with the Securities and Exchange Commission on February 21, 2007)

(d)(2)	Letter Agreement, dated as of January 8, 2007, by and between WFM and Wild Oats

(d)(3)

Tender and Support Agreement, dated February 21, 2007, among Purchaser, WFM, Wild Oats, Yucaipa American Alliance Fund I, L.P., a Delaware limited partnership, and Yucaipa American Alliance (Parallel) Fund I, L.P., a Delaware limited partnership (incorporated by reference to Schedule TO filed on Form 8-K by WFM and Purchaser with the Securities and Exchange Commission on February 21, 2007)

(g)	Not applicable

(h)	Not applicable

Item 13.   Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WHOLE FOODS MARKET, INC.

By:	/s/ Glenda Chamberlain
	Name:	Glenda Chamberlain
	Title:	Executive Vice President and
Chief Financial Officer

WFMI MERGER CO.

By:	/s/ Roberta Lang
	Name:	Roberta Lang
	Title:	President

Dated: February 27, 2007

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated February 27, 2007
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)
(a)(1)(C)	Form of Notice of Guaranteed Delivery
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(5)(A)

Text of joint press release issued by WFM and Wild Oats, dated February 21, 2007 (incorporated by reference to Schedule TO filed on Form 8-K by WFM and Purchaser with the Securities and Exchange Commission on February 21, 2007)

(a)(5)(B)	Form of summary advertisement, published February 27, 2007
(b)	Not applicable
(d)(1)

Agreement and Plan of Merger, dated February 21, 2007, among Purchaser, Wild Oats and WFM (incorporated by reference to Schedule TO filed on Form 8-K by WFM and Purchaser with the Securities and Exchange Commission on February 21, 2007)

(d)(2)	Letter Agreement, dated January 8, 2007, by and between WFM and Wild Oats
(d)(3)

Tender and Support Agreement, dated February 21, 2007, among Purchaser, WFM, Wild Oats, Yucaipa American Alliance Fund I, L.P., a Delaware limited partnership, and Yucaipa American Alliance (Parallel) Fund I, L.P., a Delaware limited partnership (incorporated by reference to Schedule TO filed on Form 8-K by WFM and Purchaser with the Securities and Exchange Commission on February 21, 2007)

(g)	Not applicable
(h)	Not applicable